                                  EXHIBIT 99.2

                               ITEM 7 INFORMATION


The shares are beneficially owned: directly by JVC Entertainment, Inc., and indirectly by its parent corporation, Victor Company of Japan, Limited. Matsushita Electric Industrial Co., Ltd. owns approximately 52% of Victor Company of Japan, Limited.